Lawrence R. Biggs Jr.

1007 N. Federal Highway
Number: 297
Ft. Lauderdale, FL 33304
Phone: 954-993-2229
LawrenceBiggs@msn.com

9/17/08

To the Board of Directors – StereoVision;

I regret to inform you that I hereby submit my resignation as CEO and Director of StereoVision effective immediately.

Primarily I find it necessary to take this action due to the company’s inability to meet my contractual obligation. In addition, I have not been granted the authority to execute my duties nor can I agree with the direction the company is taking.

I agree to terminate my employment contract and release the company from the remaining months. A will also agree to return the 2,500,000 StereoVision shares granted to me upon receipt of my salary check for the period I served from August 1st to September 16th and my expenses reimbursement for the same time period.

Regards,

Lawrence Biggs
CEO